

INVEST IN GREEN OLIVE TOURS

Tours in Israel & Palestine that promote democratic values and human rights.

It all started with a dream to build an organisation of Palestinians and Israelis, Arabs and Jews. This goal has been achieved successfully by merging advocacy for peace and justice with economic enterprise, through offering alternative tours produced and managed by a bi-national team. We go beyond the standard tours offered by the traditional tour companies and take our guests off the beaten track to explore the situation on the ground, and examine the differences in citizenship rights, legal and political status between people of different religions - in addition to classic tourism and visiting religious and historical sites



The Green Olive Tours Story

Why you may want to invest

1. Our vision integrates successful business activity, social advocacy, and a bi-national team of Israelis and Palestinians plus over 200 members in 22 countries.

2. Founded by a group of serial entrepreneurs and social activists led by Echoing Green Fellow Fred Schlomka

3. 12 years of steady income growth including 25+% in 2017 and 2018.

4. Most tour companies offer the same standard tours that neglect to mention the issues surrounding the 'conflict'. Green Olive illustrates these issues by bringing clients to visit the Separation Barrier and Occupied Territories, placing the experiences in a context through ongoing analysis and moderated discussion with the guides.

5. 10 Working Partners. 5 Palestinian. 5 Israeli. Trailblazing new relationships. Our Partners buy into the company and work as managers, tour guides and drivers to ensure the complete satisfaction of our guests.

6. Our stakeholders include our members, shareholders, customers (5,200 in 2018), and the thousands of people in communities we visit on our tours and programs.

7. Over 200 members in 22 countries. Our members own shares and are an important part of our team. Members are invited to contribute new ideas, sit on committees, and host events in their homes to help promote our tours and programs.

8. We offer tours and volunteer programs that not only visit historical and religious sites, but provide critical analysis of the situation and visit Palestinian refugee camps, Israeli settlements and Bedouin communities.

Our Ambition

During the next five years we plan to scale up our tour operations, educational and volunteer programs, and develop a network of Green Olive Guest Houses to further integrate our activities with local populations. Our first guest house will be in the Palestinian town of Bethlehem, with additional guesthouses planned for Tiberius, Amman, and Sinai. The cultural programs planned for these guesthouses will draw in the local populations and enable our guests to learn about local culture.

- 📄 GreenOlive-CrowdFunding.pdf
- 📄 Green-Olive-Tours-7-days-Palestine.pdf
- 📄 GreenOlive-10-day-Pilgrimage-Study-Tour.pdf
- 📄 Green-Olive-Tours.Booklet.Client-handout.pdf
- 📄 Green-Olive-_package-of-maps.zip

$ _____ 100 min

♥ REMIND ME

What you are investing in

Buy Stock

$845K $761K pre-money valuation ❓

First $36K investors will invest at $5.4 per share and a $761K pre-money valuation.

$5.40 per share
Preferred Stock ❓

If you invest, you're betting Green Olive Tours will be worth more than $845K in the future.

Earning a return
Learn more about equity fundraises

Investor perks

$100+
Green Olive Collective Membership certificate

$250+
5% discount off one tour*

$500+
10% discount off one tour* Green Olive hat

$1,000+
5% lifetime tours discount** Green Olive shirt

$2,500+
10% lifetime tours discount** Briefing and lunch with a Green Olive Partner

$5,000+
3-day, 2-night tour***

$10,000+
7-day 6-night tour***

$20,000+
Private 7-day 6-night tour conducted by a Green Olive Partner. Can be gifted to a friend or family member Can only be used by the shareholder. Can be applied to any Green Olive in-house Package tours. Tour perks not including airfare. All perks occur after the offering is completed.

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community   recreation   community
adventure   recreation   entertainment

Why I Like Green Olive Tours

I have worked with them since their founding and they have always exceeded expectations.



Sam Bahour

SAM BAHOUR IS A PALESTINIAN/AMERICAN ENTREPRENEUR AND HAS BEEN INVOLVED IN NUMEROUS BUSINESS DEVELOPMENT INITIATIVES IN PALESTINE, INCLUDING THE PALESTINE TELECOMMUNICATIONS COMPANY AND RAMALLAH'S FIRST MODERN SHOPPING MALL.

THE BUZZ ABOUT GREEN OLIVE TOURS

Inspirational and eye-opening! Inspired me to write several articles about the West Bank. My visit to the Aida Refugee Camp was truly humbling.



Janet Simmonds

Writer and Founder at Grand Tourist.

Great tours, great value - experience Israel and Palestine that you won't see on the conventional tours



Gershon Baskin

Peace activist, social and political entrepreneur

Palestine-Israel Journal : Green Olive Tours: How to offer tourists an alternative vision By Amelie Phillipson

"Green Olive Tours constitutes a unique enterprise in Israel that offers the opportunity to take away a bit of the culture of the people met on the ground. This is as important for the locals as it is for the visitors, as the opportunity of learning from one another

August 7, 2019 @ pij.org

The West Bank on a shoestring: A day along the hottest new tourist trail

Our day begins with a stroll through the Aida refugee camp, a few kilometers north of Bethlehem, where we get our first close-up view of the separation fence and a short lecture from our Palestinian guide, Tamer, on the history of the occupation.

August 7, 2019 @ haaretz.com

HongKongTV - Apple Daily

Green Olive partners Yamen Elabed and Fred Schlomka were followed for a couple of days in Jerusalem and Bethlehem by Hong Kong TV.

June 1, 2019 @ youtu.be

Crossing Barriers in Israel with Green Olive Tours

Fred Schlomka, founder of Green Olive Collective, prepares for a long distance ride through the U.S. Fred Schlomka is idiosyncratic enough that I shouldn't have been surprised when our interview by email, between the U.S. and Israel, morphed into a

August 22, 2017 @ travelpast50.com

New Zealand Herald

A trip with Green Olive Tours gives me a good overview of the region: I travel to Balata Refugee Camp, Jacob's Well, Sebastia (featuring spectacular ruins from the Romans and Crusader times), Burqin Church (where Jesus cures the lepers in the

May 11, 2017 @ nzherald.co.nz

Mondoweiss

We traveled from West to East Jerusalem with Yahav Zohar from Green Olive Tours. To a Martian, it may appear like teleporting from a first to a third world country. But both West and East are governed by the Jerusalem Municipality. Jerusalemites on

June 30, 2015 @ mondoweiss.net

Al Jezeera features Green Olive Tours.

Uploaded by Green Olive Tours on 2014-11-13.

November 13, 2014 @ youtube.com

New York Jewish Week

. . . offered by Green Olive Tours, an independent business launched seven years ago that calls itself a "Social Enterprise ... specializing in alternative tours," skipped the Jewish side; it ended up in Silwan, the Palestinian neighborhood of some 30,000

February 12, 2014 @ jewishweek.timesofisrael.com

The Oklahoman

Another highlight was an excursion to Hebron and Bethlehem, both within the Palestinian West Bank, that was operated by Green Olive Tours. Every day they take vanloads from the front of Jerusalem's YMCA through the border checkpoints. Then,

September 24, 2013 @ oklahoman.com

Politische Reisetour in Israel: Ein Land, zwei Welten - SPIEGEL ONLINE - Reise

Endloser Himmel uber leuchtenden Hugeln. Steinbocke, die von Felsspitzen spahen. Bilder wie diese haben Israel-Reisende vor Augen, wenn sie sich eine Tour durch die Negev-Wuste ausmalen. Doch rund hundert Kilometer sudlich von Jerusalem lost sich

April 20, 2012 @ spiegel.de

Intrepid Guide Takes You to Territories

Fred Schlomka is quite an extraordinary man, and his travel company, Green Olive Tours, is built to match. Working from his small home in Kfar Saba, a suburb of Tel



Aviv, he operates a network of a dozen Israeli and Palestinian guides who take tourists
December 16, 2011 @ forward.com

My travels: Mark Thomas on walking Israel's West Bank barrier

"There are a few travel guides – such as Green Olive Tours – who can organise walks with ex-Israeli soldiers and ex-Palestinian fighters who offer real insight into the conflict and the barrier, and you get to walk through breathtaking scenery. It sounds
April 22, 2011 @ theguardian.com

Investor Snapshot

About Green Olive	Green Olive Highlights
Founded in 2007, Green Olive Tours is a Collective and social enterprise of Israelis and Palestinians dedicated to building a future together. We are the leading alternative tour company to Israel and Palestine providing tours that visit historic sites, and promote democratic values and human rights. Seed funding came from our Partners, family, and sweat equity. Since 2014 over 200 people have become members and investors. Now it's your turn to join the Green Olive Community.	• $5 million in total revenue. • Bootstrapped and profitable since inception. • 2016 - 2018 Year on year growth of 25% • 50,000+ clients over 12 years • 5,000+ clients in 2018 • 200+ supporting members of the Collective in 22 countries • 10 Working Partners in Palestine and Israel - 5 Palestinian & 5 Israeli

Offering Type	Price per share	Minimum Investment	Valuation
Common Stock	$6	$100	$1,495,400*

* When you invest you are betting that the company's future value will reach almost $1.5mil.

The Story of Green Olive Tours

For twelve years our team has developed a solid foundation for our tours. Our working partner team includes accomplished entrepreneurs, managers, and experts in the history, religions, and geopolitics of Israel and Palestine. The Partners work closely together to ensure the satisfaction of all our guests. Most importantly we are a combination of Palestinians and Israelis working together, providing needed services for visitors to the country, and advocating for peace, justice, and equality for everyone in the land.



OUR UNIQUE TEAM
IS OUR SUPERPOWER

Currently, 29 **day-tours** and 7 **multi-day tours** are offered every week. Also offered on a rolling basis are University and institutional programs for college credit, volunteer programs, camps and a focus on cooperation and collaboration with local organizations.

We pride ourselves on great customer service and **high satisfaction ratios**. Our tours offer people to people interaction between visitors & locals. Our fair trade practices benefit local communities, and our advocacy for **Human Rights, justice, and democratic values** is second to none.

A Leader In Social Tourism



I strongly recommend this company if you are committed to learning about all sides of the conflict, have a deep interest in the different faith traditions, and are willing to learn as much history as you can absorb.
JR, December 2018

Social tourism goes by many names - Alternative Tourism - Sustainable Tourism - Political Tourism - Eco-Tourism - Fair Trade Tourism - Educational Tourism etc. Over the past decade, Green Olive Tours has helped define these categories and spurred the development of this important sector of tourism in Israel and Palestine. From humble beginnings as a start-up business, we have grown into an industry leader.

By scaling up our operations with your help, and opening our first guesthouse, the Collective will be able to bring our unique style of touring to a greater number of people.


"I really appreciated the fresh perspective they offered and the willingness to engage in dialogue with me as a foreign traveler. Their insights were unparalleled and I really appreciated the hospitality they showed me throughout my trip."
Jordan W, August 2019

Plans for Growth

We are planning to create a regional network of Green Olive Guest Houses. During the next five years we plan to scale up our tour operations, educational and volunteer programs, and develop a network of Green Olive Guest Houses to further integrate our activities with local populations. Our first guest house will be in the Palestinian town of Bethlehem, with additional guesthouses planned for Tiberius, Amman, and Sinai. The cultural programs planned for these guesthouses will draw in the local populations and enable our guests to learn about local culture.

Our first guest house will be in the Palestinian town of Bethlehem, the tourist hub of Palestine with a chronic shortage of hotel rooms, especially in high season. Our guest house will be used for our package tours, and also be open to the general public.

There will be a mix of dormitory rooms and private rooms, with large shared and public spaces. We will create an environment where visitors and locals can get to know each other. To achieve this, the guest house will host events to attract the local population, such as music performances, lectures, art openings and the like.

The Green Olive Guest House in Bethlehem will offer many value-added services to our guests, including volunteer opportunities, classes in Arabic, Palestinian cuisine, traditional embroidery, and Palestinian history. These classes and seminars will draw on the considerable expertise available in the Bethlehem area.

It will take up to two years to establish our first guesthouse.

• **January - June 2020 Locate a property.**

• **June - December 2020 design and planning permissions.**

• **January - June 2021 Remodelling building & recruiting staff.**

• **June - December 2021 Open in time for Christmas.**

The second guesthouse will be in an Israeli town, possibly Tiberius on the Sea of Galilee, which is also experiencing a shortage of hotel rooms. and is another important hub for foreign visitors.

Timeline


March 2008
Growth and Rebranding
More cultural and political tours. Home-stays and package tours. We rebrand for maximum exposure.
June 2009
We grow into a full service tour company
Daily tours, Package Tours, Volunteer Programs and more - are offered to a growing audience of interested clients.
June 2010
We become a Collective
The organisation morphs into a hybrid cooperative and begins offering Partnerships to Israelis and Palestinians - tour guides, drivers, and managers.
March 2013
Jordan tours inaugurated
We now offer clients tours in Jordan or a 2 or 3 country tour - Israel - Palestine - Jordan
August 2014
Crowdfunding our Growth
Fifty-two investors from 20 countries become members and shareholders in the Collective. This helps our cash flow and broadens our stakeholders. The future is bright.
2016
Tours Offered to Ethiopia & Scotland
Exciting new tours offer a blend of culture, music, sport, politics, and volunteer opportunities.
2018
Our best Year
Our rapid growth helps drive forward an expanded marketing campaign and prompts us to consider an Equity Crowdfunding Campaign to help scale up the company to the next level.
10th September, 2019
Launch Equity Crowdfunding Campaign
We launch our campaign and aim for the stars
4th December, 2019
With your help we raise the needed capital
With the additional capital in hand, the company prepares for restructuring and implementing the plans for growth.
December 2020
Ready to build the Green Olive Guesthouse
A property will be located, planning completed, and permits obtained for the new facility.


Invest over $100
Membership Certificate
Invest over $250
5% discount off one tour*
Invest over $500
10% discount off one tour*
Green Olive Hat
Invest over $1,000
5% lifetime tours discount**
Green Olive Hat & Shirt
Invest over $20,000


Invest over $2,500
10% lifetime tours discount**
Lunch with a Green Olive Partner
Green Olive Hat & Shirt
INVESTOR PERKS
Invest over $5,000
3-Day, 2 Night Tour***
10% lifetime tours discount**
Lunch + Green Olive Hat & Shirt
Invest over $10,000
7-Day, 6 Night Tour***
10% lifetime tours discount**
Lunch + Green Olive Hat & Shirt
20% lifetime tours discount**
Lunch + Green Olive Hat & Shirt

Our Flagship Tours and Programs



Green Olive Tours provides guests with:

- *A cultural, historical and political overview of Palestine & Israel.*
- *Visits to cultural, historical and religious sites.*
- *An experience of the political facts on the ground.*
- *Personal visits with Palestinians and Israelis.*

Analysis and commentary based on:

- *Human Rights*
- *Cultural and political self determination*
- *The right to live in safety*
- *The right to political freedom*
- *The right to a home*

The wide range of itineraries include interaction with Palestinians and Israelis, and visit areas that embody the history and current status of the conflict between Israelis and Palestinians, and between Israel's Jewish and Palestinian-Arab citizens. The complex mosaic of religions, nationalities, and political viewpoints in the Holy Land are explored in depth.

Many of the tours also visit sites of historical, cultural and religious interest, placing them within the context of the ongoing analysis provided by the guides. Our booklet, 'A Brief Framing of the Israel/Palestine Conflict' has become a definitive text, and is distributed free to all guests.





Israel

Tours inside Israel peel back layers of history from the Negev Desert to the hills of the Galilee. Every part of the country was transformed as it developed and absorbed millions of Jewish immigrants, eventually becoming today's high tec powerhouse. Green Olive Tours examines the social and political costs of this development through visits to the destroyed Palestinian villages, exploring the ongoing plight of the Bedouin, and examining the often uneasy relationships between Israel's Jewish and non-Jewish citizens.

Palestine • West Bank • Judea & Samaria

Tours in the Occupied Territories visit the Separation Barrier, Palestinian towns, refugee camps and Israeli settlements. The differing political and legal rights of these neighboring communities are discussed and illustrated by the facts on the ground. Some tours arrange visits with residents of the occupied territories, both Israeli and Palestinian, that help develop an understanding of the complexities of the relationships.

Gaza

Green Olive has not been able to take clients into the Gaza Strip for many years since it became a closed enclave. However tours are conducted along the Gaza border when security permits, visiting nearby checkpoints and communities.



How is Green Olive Tours Different from the rest


A brief framing of the
Palestinian / Israeli conflict

Most tour companies offer 'classic' tours of one type or another, focusing on the historical, religious, pilgrimage, or Zionist aspects of Israel and Palestine. We don't.

- Alternative Day-tours - *We offer a variety of day-trips departing from major cities. They include a briefing with maps, political analysis, people-to-people contact, and visits to villages, settlements, Bedouin and refugee camps.*
- Immersion Tours *are experiences of 3-10 days and include hosting in the homes of Israelis and Palestinians, sharing their family stories, and experiencing generous hospitality. Days are taken up with touring the country and evenings are devoted mostly to home-cooked meals with the host family.*
- Political Study Tours *of 1-6 weeks are designed for groups from universities, organisations, and governments. These include structured briefings and discussions, meetings with government officials, NGOs, activists, and businesspeople. Universities in Europe and the USA often offer credit for participating students. Delegations have been hosted from the EU Parliament and the US Congress.*



· **Pilgrimage Study Tours** *are offered to religious groups that not only want to explore the roots of their faith, but also want to meet their co-religionists in Israel and Palestine.*

· **Volunteer Programs** *enable interested people to contribute to the welfare of refugees, Bedouin and other marginalised people, learning though experience and also touring the country.P*

· **Product sales** *of craft items produced by these same communities are offered on our e-commerce website at www.madeinpeace.com, further integrating our work with local economic development.*

Our Market and Industry



The size of the tourism market in Israel and Palestine has been steadily growing, with both 2017 and 2018 surpassing all previous records, both in numbers of visitors, and the Social Tourism sector. It is almost impossible to verify numbers of visitors to Palestine (West Bank). Israel controls all borders into Israel and Palestine so the chart on the left combines all visitors to Israel and the Occupied Territories. The downturns in the chart indicate seasonal adjustments and also spikes of political violence. It should be noted that no Green Olive guests have ever been injured due to violent incidents.

The size of the tourism market in Israel and Palestine has been steadily growing, with both 2017 and 2018 surpassing all previous records, both in numbers of visitors, and the Social Tourism sector. It is almost impossible to verify numbers of visitors to Palestine (West Bank). Israel controls all borders into Israel and Palestine so the chart on the left combines all visitors to Israel and the Occupied Territories. The downturns in the chart indicate seasonal adjustments and also spikes of political violence. It should be noted that no Green Olive guests have ever been injured due to violent incidents.





Visitors from Europe and the USA dominate arrivals to Israel and Palestine, and an increasing number are retired Baby Boomers with their tremendous spending power released into their leisure time, and especially tourism. This sector is also looking for more options off the 'beaten track' and we are uniquely situated to meet this growing demand.

Green Olive has been at the forefront of of defining our sector, increasing its market share by expanding the size of the market itself through successful advertising & outreach campaigns, publicity generated by media coverage, and most importantly word of mouth and referrals. The power of a satisfied customer can have a significant multiplier effect.

Although several competitors have recently entered the market, Green Olive remains the market leader and continues to grow. Disposable income has been rising worldwide, and much of this is channeled into all aspects of tourism, and especially alternative and sustainable tourism. Our primary markets of Israel, Palestine and Jordan have all seen spikes in the growth of the types of tourism that Green Olive specialises in.

Founder

AND THE REST OF THE TEAM



Fred Schlomka
• • Co-Founder • •
Managing Partner
CEO • Serial-entrepreneur • Echoing Green Fellow • Political activist • Cyclist • Juggler • Father



Mohammad Barakat
• • • Co-Founder • • •
Senior Partner
Tour Leader • Serial business owner • Middle East expert • Palestinian refugee



Yahav Zohar
• • • Co-Founder • • •
Senior Partner
Tour leader • Tour guide trainer • Encyclopaedic knowledge of Jerusalem • Political activist



Jehanne Elabed
• • • Co-Founder • • •
Senior Partner
VP-Operations • Logistics and scheduling task-mistress • formerly with Murad Tours • Mother



Yamen Elabed
• • • Co-Founder • • •
Senior Partner
Tour Leader • West Bank Tour



Alexander Jones
• • • Partner • • •
VP-Administration • Keeps it all together • Linguist • Tour Guide



Ismael Hedra
• • • Partner • • •
Transport Manager • Hotels Liaison • Bus driver • Marketing



Itamar Shapira
• • • Partner • • •
Programs Manager • Tour Guide • Combatants for Peace • Flamenco

Guides Manager • Businessman extraordinaire • Bansky expert

Trainer • pro bono with Amnesty

assistant • Man of faith

guitarist • Gentleman



Yaniv Mazor

• • • Partner • • •

Tour Guide & Developer • Sinai expert • Political activist • Refusenic • Latter day hippie •



Rotem Mor

• • • Partner • • •

Tour Leader & Developer • Wilderness expert • Conscientious objector • Musician



Sunita Staneslow

Tour Leader

Specialist tour guide • Wise person • Harpist • Author • Mother



Barbara Barham

Tour Guide

Bethlehem Expert • Artist



Khalil Alamour

Tour Leader - Host

Bedouin • Public Speaker • Lawyer



Karin Reingewertz

Tour guide

Kibbutznic • Social activist • Mother



Shawn Neal

Interview

– COLLAPSE ALL

WF: How can your company advocate for political change, when you are actually a business? ^

GO: We have a unique business model which combines business enterprise with a social and political mission - to help bring political freedom to the repressed populations of Israel and Palestine. Non-profit organisations (NGO) can own a business to support their mission. We reversed this and established a business to support not-for-profit activities. Social businesses are a growing sector of the economy, and Green Olive is proud to be a leader in the field.

WF: How is the company managed? ^

GO: We have ten partners, five Israeli and five Palestinians. Although the company has a CEO and executive staff (all Partners), many important decisions are made at meetings of the Partners Management Committee which are held several times a year.

WF: How can Israelis and Palestinians work together when most Palestinians don't even have a proper passport or citizenship. ^

GO: Our Palestinian and Israeli working partners each own shares in our US-based company. As owners, they have equal status within the company, regardless of their political status on the ground.

WF: Who are your competitors? How are you different? ^

GO: Our competitors include Ben Harim, Egged, and others.
They cater to the mainstream, we do not.
They have standard boring tours. We do not.
Their tour guides collect commissions from shops. We do not.
We pay our guides and drivers fair wages.

WF: What's new about what you're making? How is it different? ^

GO: Most tour companies follow a pretty basic Holy Land circuit, taking large groups in large buses, and delivering a standard Christian, Jewish, or Zionist tour. We don't. On our tours there are small groups (never more than 20), taking you off the beaten path, meeting locals, and learning about the history and current status of the conflict.

WF: What's your biggest risk? What keeps you up at night? ^

GO: A regional war could disrupt our work, but after every war in the Middle East, tourism rebounds even stronger than before. Record numbers of tourists have been going to Israel and Palestine in recent years.

WF: What do you understand about your business that others don't get? ^

GO: Our company knows that most visitors to Israel and Palestine are eager to learn about 'the conflict'. While other tour companies stay away from controversial issues, we dive right in and explore the Israel/Palestine conflict with our guests - and we do so from a perspective that supports and advocates for all the peoples' rights to freedom and liberty.

WF: How do you acquire customers? ^

GO: We are experts in digital marketing. Anyone browsing the internet looking for touring options in Israel/Palestine will easily find us on all search engines and social media. The company is often approached by newspapers and television in

our capacity as experts on tourism, the Middle East, and the Israel/Palestine conflict.

WF: Will I be able to sell my shares later? ⌃

GO: You can sell the shares privately to family, friends, or colleagues. Currently there is no secondary market for these shares, although the crowdfunding industry is developing this for the near future.

WF: How do I know my money is safe? ⌃

GO: We are a registered US company and our offering of shares has been filed with the SEC, the top Federal government agency responsible for supervising these offerings. We follow all their rules regarding the handling of the money, and our internal process is rigourous. In addition, in the event the company ever goes bankrupt, the shares sold at this offering are first in line for a payout.

WF: Does the Israeli government interfere with the work of Green Olive. ⌃

GO: Generally no, but the CEO was summoned to the tourism ministry a few years ago for a dressing down about what they called 'anti-Israel' activity. It was pointed out to the ministry officials that the company is merely upholding the highest values of any democracy, and applying them to the analysis provided to our guests from abroad. No more was heard about this from the government.



Ask a Question ⚙

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RISKS

1 Much of our operations are in the Middle East, a region of conflict. In the past we have experienced downturns in revenue due to war or civil strife. Although these downturns have always rebounded with tourists returning to the region, there is always the possibility of a protracted war.

2 The proposed guest house may fail resulting in a dramatic drop in the value of the offered securities

3 CEO Fred Schlomka is nearing retirement age. The lack of clear succession may jeopardise the company. This is being addressed through increasing executive staff and developing a board of directors.

4 There is currently no secondary market for the securities being offered here. Investors may need to hold on to their shares for a long time before any possibility of profit.

5 The company is very committed to effecting social and political change through its business activities. This may result in little or no profitability in the foreseeable future.

6 Borders in the Middle East are often subject to arbitrary closures. This can affect the company's ability to operate freely

7 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, use of funds, and more.

THE FUNDING PORTAL

Green Olive Tours is conducting a Regulation Crowdfunding offering via  **Wefunder Portal LLC.** CRD Number: #283503.

$100 min   **INVEST**

Can I change my mind and get a refund?

How is Wefunder compensated?

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